Pricing Sheet No. 2012—MTNDG0242 dated May 30, 2012 relating to
Preliminary Pricing Supplement No. 2012—MTNDG0242 dated May 2, 2012
Registration Statement Nos. 333-172554 and 333-172554-01
Filed Pursuant to Rule 433

STRUCTURED INVESTMENTS
Opportunities in U.S. Equities
822,000 Single Observation ELKS® Based Upon the Common Stock of Valero Energy Corporation due December 27, 2012
Single Observation Equity LinKed Securities (“Single Observation ELKS®”)

PRICING TERMS – MAY 30, 2012
Issuer:	Citigroup Funding Inc.
Guarantee:
Any payments due on the Single Observation ELKS are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding Inc.’s parent company; however, you may receive an amount at maturity that is less than the stated principal amount of the Single Observation ELKS and , other than the final coupon payment, may be zero.

Aggregate stated principal amount:	$8,220,000
Stated principal amount:	$10 per Single Observation ELKS
Issue price:	$10 per Single Observation ELKS (See “Underwriting fee and issue price” below)
Maturity date:	December 27, 2012
Payment at maturity:
For each $10 Single Observation ELKS, in addition to the final coupon payment, either (1) a fixed number of shares of the underlying equity equal to the equity ratio (or, if you exercise your cash election right, the cash value of those shares based on the closing price of the underlying equity on the valuation date) if the closing price of the underlying equity on the valuation date is less than the downside threshold closing price; or (2) $10 in cash.
If you wish to exercise your cash election right, you must do so no later than five business days prior to the maturity date.  Because the valuation date will occur after the deadline for exercising your cash election right, any exercise of your cash election right must be made without the knowledge of whether, in the absence of the election, you would receive shares or $10 in cash for each Single Observation ELKS on the maturity date.

Equity ratio:	0.45851, the stated principal amount divided by the initial equity price, subject to antidilution adjustments for certain corporate events
Downside threshold closing price:	$17.448 (80% of the initial equity price)
Initial equity price:	$21.81, the closing price of the underlying equity on the pricing date
Valuation date:	December 21, 2012, subject to postponement for non-trading days and certain market disruption events
Coupon:	14.00% per annum (approximately 7.894% for the term of the Single Observation ELKS), paid monthly and computed on the basis of a 360-day year of twelve 30-day months
Coupon payment dates:	The 27th day of each month, beginning on June 27, 2012 and ending on the maturity date, subject to postponement for non-business days.
Underlying equity:	The common stock of Valero Energy Corporation (NYSE symbol: “VLO”)
Pricing date:	May 30, 2012
Issue date:	June 4, 2012
Listing:
The Single Observation ELKS will not be listed on any securities exchange. Accordingly, the Single Observation ELKS may have limited or no liquidity. You should not invest in the Single Observation ELKS unless you are willing to hold them until maturity.

CUSIP:	17318Q830
ISIN:	US17318Q8309
Underwriter:
Citigroup Global Markets Inc., an affiliate of the issuer, acting as principal. See “Fact Sheet —Supplemental information regarding plan of distribution; conflicts of interest” in the related pricing supplement.

Underwriting fee and issue price:	Price to public(1)	Underwriting fee(1)(2)	Proceeds to issuer(3)
Per Single Observation ELKS	$10.00	$0.15	$9.85
Total	$8,220,000.00	$123,300.00	$8,096,700.00
(1) The actual public offering price, underwriting fee and related selling concession and/or sales commission for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of Single Observation ELKS purchased by that investor. The lowest price payable by an investor is $9.95 per Single Observation ELKS. You should refer to “Syndicate Information” in the related pricing supplement for more information.
(2) Citigroup Global Markets Inc., an affiliate of Citigroup Funding Inc. and the underwriter of the sale of the Single Observation ELKS, will receive an underwriting fee of up to $0.15 for each $10 Single Observation ELKS sold in this offering. The actual underwriting fee per Single Observation ELKS will be equal to $0.15 for each Single Observation ELKS sold by Citigroup Global Markets Inc. directly to the public and will otherwise be equal to the selling concession provided to selected dealers, as described in this paragraph. Certain dealers affiliated with Citigroup Global Markets Inc., including Morgan Stanley Smith Barney LLC, and their financial advisors will collectively receive a fixed selling concession of $0.15 for each Single Observation ELKS they sell. Certain other broker-dealers affiliated with Citigroup Global Markets Inc., including Citi International Financial Services, Citigroup Global Markets Singapore Pte. Ltd. and Citigroup Global Markets Asia Limited, will receive a fixed selling concession, and financial advisors employed by such affiliated broker-dealers or by Citigroup Global Markets Inc. will receive a fixed sales commission, of $0.15 for each Single Observation ELKS they sell. Selected dealers not affiliated with Citigroup Global Markets Inc. will receive a variable selling concession of up to $0.15 for each Single Observation ELKS they sell. The total underwriting fee shown above gives effect to the actual amount of this variable selling concession. Citigroup Global Markets Inc. will pay the registered representatives of Citigroup Global Markets Inc. a sales commission of $0.15 for each Single Observation ELKS they sell.You should refer to “Risk Factors,” “Fact Sheet—Fees and selling concessions” and “Fact Sheet—Supplemental information regarding plan of distribution; conflicts of interest” in the related pricing supplement for more information.
(3) The per Single Observation ELKS proceeds to Citigroup Funding Inc. indicated above represent the minimum per Single Observation ELKS proceeds to Citigroup Funding Inc. for any Single Observation ELKS, assuming the maximum per Single Observation ELKS underwriting fee of $0.15. As noted in footnote (2), the underwriting fee is variable. The total proceeds to Citigroup Funding Inc. shown above gives effect to the actual amount of this variable underwriting fee.

YOU SHOULD READ THIS DOCUMENT TOGETHER WITH THE PRELIMINARY PRICING SUPPLEMENT DESCRIBING THE OFFERING AND THE RELATED ELKS PRODUCT SUPPLEMENT, PROSPECTUS SUPPLEMENT AND PROSPECTUS, EACH OF WHICH CAN BE ACCESSED VIA THE HYPERLINKS BELOW.

Preliminary Pricing Supplement filed on May 2, 2012: http://www.sec.gov/Archives/edgar/data/831001/000095010312002350/dp30260_424b2-elks.htm
ELKS Product Supplement filed on May 12, 2011: http://www.sec.gov/Archives/edgar/data/831001/000119312511137494/d424b2.htm
Prospectus Supplement and Prospectus filed on May 12, 2011: http://www.sec.gov/Archives/edgar/data/831001/000095012311049309/y91273b2e424b2.htm

THE SINGLE OBSERVATION ELKS ARE NOT BANK DEPOSITS AND ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR
 ANY OTHER GOVERNMENTAL AGENCY, NOR ARE THEY OBLIGATIONS OF, OR GUARANTEED BY, A BANK.

The Single Observation ELKS represent obligations of Citigroup Funding Inc. only. Valero Energy Corporation is not involved in any way in this offering and has no obligation relating to the Single Observation ELKS or to holders of the Single Observation ELKS.

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including an ELKS product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. You should read the ELKS product supplement, prospectus supplement and prospectus in that registration statement (File No. 333-172554) and the other documents Citigroup Funding Inc. and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Funding Inc., Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the ELKS product supplement and related prospectus supplement and prospectus by calling toll-free 1-877-858-5407.